Rebuttal to September 29
th
Allergan 8-K
September 30
th
2014

Filed by Valeant Pharmaceuticals International, Inc.
(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Allergan, Inc.
Commission File No.: 001-10269

Forward-looking Statements

•
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,”
“could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,”
“seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements.  These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:
•
the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;
•
the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to
Allergan and the ultimate ability to realize synergies;
•
the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;
•
the effects of governmental regulation on our business or potential business combination transactions;
•
the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;
•
Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
•
the impact of competition from other market participants;
•
the development and commercialization of new products;
•
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
•
the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.
•
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.  Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

• This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time.
These materials contain important information, including the terms and conditions of the offer.  In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management,
L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and,
if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC.  This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing
Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY
HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY
OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.
• Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with
Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21,
2014, May 28, 2014 and September 25, 2014.  Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of
Allergan filed with the SEC by Pershing Square.  The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Allergan continues its baseless attacks
•
Allergan has once again provided false and misleading statements about Valeant’s business
–
In addition to not adjusting for Fx, divestitures, or discontinuations, it is not clear which numbers Allergan is using for organic growth calculations
•
Allergan’s September 29
th
presentation is an attempt to distance itself from
repeated negative statements about their expectation for Valeant’s Q3 business performance.  As was stated in the September 24
th
letter to Mr. Pyott and Mr.
Gallagher from J. Michael Pearson:
–
On multiple occasions, you have said that “Valeant’s growth is unsustainable”
and that “Valeant's 3Q14 results will reveal further weakness of true ‘organic growth.’” You have also questioned whether Bausch + Lomb growth rates would continue in the third quarter.
•
We welcome the opportunity to sit down with Allergan management to review our financial results and future outlook
Allergan is once again attempting to “move the goal posts” now that Valeant has disclosed Q3 expectations that disprove Allergan’s previous statements

Overview of Q3 disclosure
• On September 24
th
Valeant provided an update on expected Q3 results:
– Expected same store organic growth of GREATER THAN 15%
(unadjusted for generics)
– Bausch + Lomb expected to deliver GREATER THAN 10% organic growth (unadjusted for generics or discontinuations)
– Valeant Q3 results expected to beat consensus on revenue and be better than guidance on cash EPS, organic growth, restructuring charges and adjusted cash flow from operations
– EXPECT CONTINUED STRONG DOUBLE-DIGIT SAME STORE ORGANIC
GROWTH IN THE FOURTH QUARTER
• These expected results are based on an early read of the quarter which we expect to exceed and in some cases significantly exceed when we report results on October 20
th

Explanation of organic growth
• Organic growth is based on product sales:
–
Same Store Sales –
This measure provides growth rates for
businesses that have been owned for one year or more
• Calculation: ((Current Year Total product sales – acquisitions within the last year + YoY FX impact)- (Prior Year Total product sales – divestitures &
discontinuations))/( Prior Year Total product sales – divestitures &
discontinuations)
–
Pro Forma –
This measure provides year over year growth rates for the
entire business, including those that have been acquired within the last year
• Calculation: ((Current Year Total product sales + YoY FX impact +
divestitures or discontinuations) – (Prior Year Total product sales + Pro
Forma impact of acquisitions within the last year))/(Prior Year Total product sales + Pro Forma impact of acquisitions within the last year)
•
B+L Q3 2014 growth rate of 10%+ is Pro Forma based on full
quarter Q3 2013 and 2014 sales
•
Same store Q3 2014 includes B&L revenues for August 6
th
2014
through September 30
th
2014 to make the calculation “apples to
apples” based on transaction close date

Valeant Same Store Organic Growth % growth Y/Y 7 2 4 -9 2 1 4 15+ 6 8 7 12 8 10 16+ -10 -5 0 5 10 15 20 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14E With impact of Gx Without impact of Gx

Valeant Pro Forma Organic Growth % growth Y/Y 8 1 3 6 4 8 12+ 4 6 6 11 7 11 13+ -10 -5 0 5 10 15 20 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14E With impact of Gx Without impact of Gx -2

B+L Quarterly  Product* Sales used in
Pro Forma Organic growth
$millions

2014 is following the same quarterly revenue pattern as seen in 2013
9% 10% 13% 10%+ Organic growth:
$739
$792
$761
$843
$810
$891
$840+
$0
$200
$400
$600
$800
$1,000
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14E
Note: 2013 total of $3,135 differs from May  28    presentation of $3,130 due to rounding
*Product sales: adjusted according to our organic growth adjustments for divestitures, discontinuations, and Fx
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